EXHIBIT 99.1

EDAP TMS SA to Raise $11.5 Million in Registered Direct Offering

LYON, France, April 07, 2016 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, announced that it has entered into definitive agreements with certain institutional investors for a registered direct placement of 3,283,284 ordinary shares in the form of American Depositary Shares (“ADSs”) at a price of $3.50 per share.

The investors will also receive warrants to purchase up to 3,283,284 ordinary shares. The warrants have an exercise price of $4.50 per share and are exercisable beginning six months from the date of their issuance and for a period of two years thereafter.  The offering is expected to close on or about April 14, 2016, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. acted as the exclusive placement agent for the transaction.

The securities described above are being offered pursuant to a shelf registration statement (File No. 333‑195435), which was declared effective by the United States Securities and Exchange Commission ("SEC") on May 7, 2014.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC's website at http://www.sec.gov or by request at H.C. Wainwright & Co. by e-mailing placements@hcwco.com.

About EDAP TMS SA
EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada, and has received 510(k) clearance by the U.S. FDA. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters’ range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements
In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission and in particular, in the sections “Cautionary Statement on Forward-Looking Information” and “Risk Factors” in the Company’s Annual Report on Form 20-F.

Contact:
Blandine Confort
Investor Relations / Legal Affairs
EDAP TMS SA
+33 4 72 15 31 72
bconfort@edap-tms.com

Investors:
Lee Roth
The Ruth Group
646-536-7012
lroth@theruthgroup.com